EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

SECURE NetCheckIn Inc.

We hereby consent to the use in this Registration Statement (the “Registration Statement”) on Form S-1/A (File No333-173172) of our report dated March 28, 2011, relating to the balance sheet of SECURE NetCheckIn Inc. (a development stage company) (the “Company”) as of December 31, 2010, and the related statements of operations, changes in stockholders' equity and cash flows for the period from October 12, 2010 (inception) through December 31, 2010, which report includes an explanatory paragraph as to substantial doubt about the Company’s ability to continue as a going concern, appearing in such Registration Statement. We also consent to the reference to our firm under the Caption “Experts” in such Registration Statement.

Weaver & Martin, LLC

May 9, 2011